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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE TO/A
                                 (Rule 14d-100)

  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                               (Amendment No. 1)

                            ----------------------

                            BI Incorporated (Issuer)
                           (Name of Subject Company)

                    KBII Acquisition Company, Inc. (Offeror)
                     KBII Holdings, Inc. (Offeror's Parent)
                           (Names of Filing Persons)

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                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                   055467203
                     (CUSIP Number of Class of Securities)

                            ----------------------

                             Christopher  Lacovara
                                111 Radio Circle
                          Mount Kisco, New York 10549
                            Telephone (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                WITH COPIES TO:

                             Gregory K. Gale, Esq.
                               Hunton & Williams
                      600 Peachtree Street, N.E., Suite 4100
                             Atlanta, GA 30308-2216
                            Telephone (404) 888-4000

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
      Transaction Valuation: *                   Amount of filing fee:
           $73,249,630                                  $14,650
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     *     For purposes of calculating fee only. This amount is based on a per share offering price of $8.25 for 7,968,818 shares of common stock and for options to purchase 909,925 shares of common stock with strike prices lower than $8.25 that may become exercisable before or during a subsequent offer period, if any. Pursuant to the Agreement and Plan of Merger, dated as of August 10, 2000, by and among BI Incorporated (the "Company"), KBII Holdings, Inc. and KBII Acquisition Company, Inc. (together, the "Bidders"), the
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     Company represented to the Bidders that, as of such date, it had 7,968,818 shares of common stock issued and outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidders.

     [X]   Check box if any part of the fee is offset as provided by Rule 0-11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid: $14,650
     Form or Registration No.:  Schedule TO
     Filing Party: KBII Acquisition Company, Inc. (Offeror) and KBII Holdings, Inc. (Offeror's Parent)
     Date Filed: August 18, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]   third-party offer subject to rule 14d-1

     [ ]   issuer tender offer subject to Rule 13e-4.

     [ ]   going-private transactions subject to Rule 13e-3.

     [ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reposting the results of the tender offer: [_]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 18, 2000 (the "Schedule TO") by KBII Holdings, Inc., a Delaware corporation ("Parent") and KBII Acquisition Company, Inc., a Colorado corporation and a direct wholly owned subsidiary of Parent ("Offeror"). The Schedule TO relates to the offer by Offeror to purchase all outstanding shares of Common Stock, no par value per share (the "Shares"), of the Company, a Colorado corporation, including the associated common stock purchase rights at a purchase price of $8.25 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in the Schedule TO by reference with respect to Items 1-9 and 11 of the Schedule TO. The Agreement and Plan of Merger, dated as of August 10, 2000, among Offeror, Parent and the Company, a copy of which is attached to and filed with the Schedule TO as Exhibit (d)(1), is incorporated in Schedule TO by reference with respect to Items 5 and 11 of the Schedule TO. This Amendment No. 1 is being filed on behalf of Offeror and Parent. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase and the Schedule TO.

ITEM 11.  Additional Information.

Section 16, "Certain Regulatory and Legal Matters" of the Offer to Purchase is hereby amended and supplemented by adding the following thereto:

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     "On August 21, 2000, Offeror and Parent were informed that on August 14,
2000, the next business day after the Offer was announced, M. Dean Briggs, a purported shareholder of the Company, instituted an action in the District Court, County of Boulder, Colorado (the "Complaint"), against the Company and David J. Hunter, William E. Coleman, Mckinley C. Edwards, Jr., Beverly J. Haddon, Jeremy N. Kendall, Perry M. Johnson, Barry J. Nidorf and Byam K. Stevens, Jr. (the "Defendants"), all of whom are directors of the Company. Messrs. Hunter and Edwards are also officers of the Company. The complaint states that the action is brought as a class action on behalf of the holders of the Company's Shares (the "Class") against the Company, its directors and certain officers, claiming that the Defendants "individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in BI" by having the Company enter into the Merger Agreement. Plaintiff Briggs claims that the "merger consideration to be paid to Class members is unconscionable, unfair and grossly inadequate." The suit seeks, among other things, an injunction against the Defendants from consummating the Merger, rescission of the Merger Agreement, damages, and attorneys' fees. Offeror and Parent were informed by the Company that the Company intends to defend the lawsuit vigorously and believes the lawsuit is without merit."

     The above description of the lawsuit is qualified in its entirety by the Complaint, a copy of which is attached to as Exhibit (a)(5)(A) and is incorporated herein by reference.

ITEM 12.     Exhibits

   (a)(5)(A) Summons and Complaint of M. Dean Brigs, dated August 14, 2000, against BI Incorporated, et. al. (filed herewith)

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 23, 2000

                                 KBII ACQUISITION COMPANY, INC.

                                 By: /s/ James A. Kohlberg
                                     ---------------------
                                     Name: James A. Kohlberg
                                     Title: President


                                 KBII HOLDINGS, INC.

                                 By:  /s/ James A. Kohlberg
                                      ---------------------
                                      Name: James A. Kohlberg
                                      Title: President

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                                 EXHIBIT INDEX
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Exhibit No.                           Description

(a)(5)(A) Summons and Complaint of M. Dean Brigs, dated August 14, 2000, against BI Incorporated, et. al. (filed herewith)
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